Mail Stop 03-05

								June 7, 2005


Via U.S. Mail

Mr. L. Kelly Jones
Chief Executive Officer
VirTra Systems, Inc.
440 North Center
Arlington, TX  76011

Re: 	VirTra Systems, Inc.
	Amendment No. 2 on Form SB-2
	Filed May 31, 2005
	File No. 333-123890

Dear Mr. Jones,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. All page number references are to the marked copy that you provided to us.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page
1. We note your response to prior comment 1; however, the box is not checked on the EDGAR version. Please revise.



2. We note your response to prior comment 2; however, the column titled "Amount of Registration Fee" is not complete on the EDGAR version. Please revise.

Prospectus Cover Page
3. We note your response to prior comment 3 that the exercise price of the warrants is $0.28 per share on the prospectus cover page and in the Use of Proceeds section on page 11. We also note that in the section titled "The Offering" on page 3, you state that the "warrants provide for a strike price of $0.33 per share as to 500,000 shares, and $0.27 per share as to 250,000 shares." Please revise to reconcile these two statements or advise.

Prospectus Summary, page 2
4. We note your response to prior comment 7. It appears that you provided updated information under the Liquidity section on page
17.
Please revise on page 2 accordingly.

The Offering, page 3
5. We note your response to prior comment 8. Please revise to disclose the amount you may receive if all the warrants are exercised.

Risk Factors, page 4
Our past inability to pay our debts as they come due, page 6
6. We note your response to prior comment 10. Please revise to clarify for investors your disclosure that "Collection on some of these notes is barred by the statute of limitations." For example, explain the statute of limitations and how it applies to the debts you owe. Please quantify the amount so that investors can better understand this risk.

The success of our new line of virtual reality simulators will be affected, page 5
7. We note your response to prior comment 13. Please revise to disclose the information about the ordering process that you provided in your supplemental response. Please revise to clarify whether you have received purchase orders for the amounts you have disclosed.


We may not have enough funding to complete our business plan, page
8
8. We reissue comment 17. We note your response but since there are no integration issues with a selling shareholder filing such as this one, we are not sure what you mean. Either comply or tell us why you believe your language is necessary.

Business, page 18
Training/Simulation, page 20
9. Please refer to the last sentence of this section. We note that you have received several "confidential purchase commitments." Please revise to clarify whether these commitments are oral commitments or purchase orders as you discuss in your response to prior comment 13.

Virtual Reality Products, page 20
Training/Simulation Products, page 21
10. We note your response to prior comment 29 and reissue. Please revise to disclose the aggregate dollar amount of contracts for these products. We note your disclosure on page 5 of the risk factor section under the subheading, "The success of our new line of virtual reality training simulators." If the amount of any contract is so material to your results that it should be filed, please file it with the next amendment. If none is, please disclose that fact and tell us information to support it.

Warrants, page 35
11. Please tell us whether the warrants you identify in the first paragraph are the same warrants that the selling shareholders may exercise to obtain the shares for this offering. If so, please revise this section considering your response to comment number 3 above.
12. We note your response to prior comment 38. Please revise to clarify whether you have issued the shares to Swartz Private Equity
L.P. and explain to investors the current status of your dispute.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.





      You may contact Rolaine Bancroft at (202) 551-3313 or me at
(202) 551-3755 with any questions.


      	Regards,



	Max A. Webb
	Assistant Director



cc:	David C. Thomas, Esq.
	Rayce, Paikin, Greenblatt, Lesser & Krieg LLP via facsimile: (212) 684-9022

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Mr. L. Kelly Jones
VirTra Systems, Inc.
June 7, 2005
Page 1